

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2010

Mr. Ted W. Rollins
Chief Executive Officer
Campus Crest Communities, Inc.
2100 Rexford Road, Suite 414
Charlotte, NC 28211

> **Re:** **Campus Crest Communities, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed August 17, 2010**
> **File No. 333-166834**

Dear Mr. Rollins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Distribution Policy, page 60

1.   We note your response to comment 3. We also note that management fee revenues are estimated based off 3% of revenues and 3% of net operating income. Since the three new properties in the joint venture have signed leases in place which should generate a predictable revenue stream we will not object to the inclusion of these fees based off 3% of revenues. As these are new properties, net operating income is more difficult to predict and with no past history of operations please revise to remove this portion of the estimated management fee revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Relationship with Encore, page 79

2.   Please identify for us the owners of Encore Interests, Inc. Also, please expand the last paragraph under this heading to describe the conditions under which Encore would

purchase additional preferred membership interests. Clarify whether Encore would assign those additional membership interests to RJRC and whether you will be obligated to purchase those membership interests with additional net proceeds from this offering.

3.   We note that Encore purchased the preferred membership interest in CC-Encore for $2.5 million and assigned the interest to RJRC for $2.35 million. Please revise to discuss how you determined that the price to purchase those interests from RJRC would be $3.9 million.

Liquidity and Capital Resources, page 93

4.   Please revise to include a discussion of the $2.35 million loan your subsidiary received from CC-Encore and describe the uses of those loan proceeds. Also, please describe the material terms of the loan, including interest rate, payment dates, and maturity date. Clarify whether you intend to repay that loan with offering proceeds and, if so, revise your Use of Proceeds disclosure accordingly. Similarly, please describe your use of the $1.7 million cash proceeds received in connection with your transfer of interests in The Grove at Carrollton if that transaction is consummated.

Structure and Formation, page 183

5.   Please tell us the impact, if any, on the formation transactions resulting from the formation of CC-Encore and the transfer of interests to that entity.

6.   We note your response to comment 7 from our letter dated August 4, 2010. Please revise the disclosure to more clearly describe your acquisition of The Grove at Carrollton in the event that you do not receive the lender consents necessary for the transfer of your interest in this property to HSRE III.

Underwriting

Other Relationships, page 242

7.   We note that Raymond James & Associates will receive a portion of the offering proceeds in connection with your purchase of preferred membership interests in CC-Encore from RJRC. Please tell us whether you will name a qualified independent underwriter that will be responsible for determining the price in your initial public offering and, if so, revise the disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Paul S. Ware
        J. Andrew Robison
        Bradley Arant Boult Cummings LLP *(via facsimile)*